20 Novembre, 2010
Fiat Industrial
European/UK Capital Goods and Aerospace and Defence
Conference
December 5, 2012
Filing under Rule 425 under the U.S. Securities Act of 1933
Filer: Fiat Industrial S.p.A.
Subject Company: CNH Global N.V.
CNH Global N.V.’s Exchange Act File No.: 333-05752

20 Novembre, 2010 Fiat Industrial 2012 Outlook Q3 & Sep YTD Results

3 Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference
Fiat Industrial
Combination of FI and CNH – recent steps
November 26,
2012
• Fiat Industrial and CNH Global announce definitive agreement to combine businesses
November 22,
2012
• Fiat Industrial acknowledges CNH Special Committee announcement that it views favorably Fiat Industrial’s strategic combination proposal in the form delivered on November 19, 2012
November 19,
2012
• Fiat Industrial submits best and final offer to combine with CNH Global
November 12,
2012
• Fiat Industrial Announces Key Appointments, with objective of enhancing operational integration of Fiat Industrial and CNH, and the formation of a Group Executive Council (“GEC”), creation of 4 Regional COO positions and a
CFO, all reporting to a Group COO
October 15,
2012
• Fiat Industrial S.p.A. is advised that the special committee of the Board of CNH Global N.V. has determined not to recommend the strategic combination of Fiat Industrial and CNH on the terms proposed by Fiat Industrial on
May 30, 2012
May 30,
2012
• Fiat Industrial proposes a combination with CNH Global

1

FIAT INDUSTRIAL

CHAIRMAN
Sergio Marchionne
GROUP COO
Tobin
REGIONAL CHIEF OPERATING OFFICERS
Rich Tobin
NAFTA
Andreas Klauser
EMEA
Marco Mazzù
LATAM
Franco Fusignani
APAC
Giovanni Bartoli
POWERTRAIN
BRAND LEADERS
Andreas Klauser
Case IH Ag Equipment
Franco Fusignani
New Holland Equipment
Andreas Klauser (ad interim)
Iveco
Mario Gasparri
Case & NH Construction
Dino Maggioni
Parts & Service
INDUSTRIAL PROCESS LEADERS
Dario Ivaldi
Chief Technical Officer
Derek Neilson
Chief Manufacturing Officer
Brad Crews
Chief Quality Officer
Oslas Galantine
Chief Purchasing Officer
SUPPORT/ CORPORATE LEADERS
TBA
Financial Services
Alessandro Nasi
Business Development
Pablo Di Si
Chief Financial Officer
Linda Knoll
Chief Human Resources Officer

4 Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference
Fiat Industrial
Group Executive Council (GEC)
The Group Executive Council (GEC) is the highest executive decision making body within
Fiat Industrial outside of its Board of Directors1. It is responsible for reviewing the operating performance of the businesses, setting performance targets, making key strategic decisions and investments for the Group, making capital allocations and sharing best practices, including the development and deployment of key human resources

5 Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference
• The Merger Agreement provide that FI and CNH will each merge into a newly-formed company organized under the laws of the Netherlands (NewCo). FI shareholders will receive one NewCo share for each FI share and CNH shareholders will receive 3.828 NewCo shares for each CNH share in the merger
CNH would pay a cash dividend of US$10 per CNH share to the CNH minority shareholders prior to completion of the merger
CNH will use its reasonable best efforts for the dividend to be paid prior to December 31, 2012 or as promptly thereafter as practicable
The NewCo shares will be listed on the New York Stock Exchange. NewCo will also use its reasonable best efforts to cause the NewCo shares to be admitted to listing on the Mercato Telematico Azionario managed by Borsa Italiana shortly following the closing of the mergers
NewCo will implement a loyalty voting structure; shareholders of each company that are present or represented by proxy at the respective shareholders’ meetings to consider the merger transaction and that continue to hold their shares until completion of the merger may elect to receive common shares registered in a special segment of NewCo’s share register and be entitled to two votes per share. NewCo shareholders will be entitled to retain double-vote shares indefinitely. If a
NewCo shareholder transfers shares entitled to double votes, the shares will revert to the regular segment of the register and will be entitled to a single vote per share. Following completion of the merger, new shareholders may earn a double vote through a loyalty mechanism by holding the shares continuously for at least three years
Fiat Industrial
FI and CNH announce definitive Agreement to combine businesses

• The existence of two distinct equity securities for FI and CNH listed on separate markets is the result of a series of transactions pursued in the past by FIAT Group
• The current structure is cumbersome and inefficient in several respects
Small public float and liquidity of CNH
Constrains the Group’s valuation
Limits ability by top US capital goods investors to build meaningful positions in CNH
Creates holding company discount at FI group level
Limits the Group’s ability to capture strategic opportunities using equity
Multiple jurisdictions and layers of governance complicate intra-group dealings
• These issues have been magnified following the demerger because of the greater prominence of CNH within FI Group
Fiat Industrial
Assessment of the current situation
Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference

Iveco
CNH Global
N.V.
CNH Global
N.V.
~88%
• Listed on the Milan
Stock Exchange
FPT
Industrial
100% 100%
NewCo
Iveco
FPT
Industrial
100% 100%
CNH
100%
Current Group Structure Group Structure Post Transaction Completion
• Former FI
shareholders
• Former CNH
shareholders
• Incorporated in
the Netherlands
• Listed on the
NYSE as a FPI
• Incorporated in the
Netherlands
• Incorporated in
Italy
• Listed on the NYSE and
Milan Stock Exchange
• Loyalty voting structure
• FI shareholders
• CNH minorities
~12%
X %
(1) Less than current ~12% in CNH
Fiat Industrial
Group structure pre and post completion
1
Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference

1

FIAT INDUSTRIAL

FULL COMBINATION OF FI AND CNH HAS SEVERAL POTENTIAL BENEFITS FOR BOTH SETS OF SHAREHOLDERS

Capital
Markets and
Valuation
• Create a single class liquid stock listed in New York and Milan
• Build a true peer to the major North American-based capital goods companies
• Increase liquidity and attract new capital goods-focused investor base and analyst coverage in the US
• Capitalize on scarcity value deriving from being the only significant agricultural equipment player listed in
Europe
• Eliminate CNH illiquidity discount and achieve, over time, a valuation more in line with global capital goods peers
• Improve credit profile and access a broader liquidity pool
Strategic
and
Operational
• Create opportunities for regional consolidation of Financial Services platforms or common development of new infrastructures in developing markets
• Acquire greater scale in key emerging markets, such as China, Brazil, Argentina, translating into more effective local execution
• Simplify intra-group dealings
• Secure powertrain know-how for CNH
• Increase flexibility to pursue strategic transactions and reward long-term shareholding
Fiat Industrial
Rationale for the transaction
Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference

1

FIAT INDUSTRIAL

Dow Jones Sustainability Indexes
Member 2012/13

Average score
Highest score
FIAT INDUSTRIAL
TOTAL SCORE
DIMENSION
ECONOMIC
ENVIRONMENTAL
SOCIAL

CARBON DISCLOSURE PROJECT

FTSE ECPI ITALIA SRI INDEX SERIES

ASPI

Member 2012/2013 STOXX ESG LEADERS INDICES

Corporate Responsibility Prime rated by oekom research

MSCI Indices — Member of the MSCI ESG Indices 2012

ECPI Sense in sustainability

9 Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference
DJSI World – Industrial Engineering
Eligible companies: 95
Admitted companies: 12
FIAT INDUSTRIAL SPA (Leader)
ABB LTD
ALSTOM SA
ATLAS COPCO AB
CATERPILLAR INC
CUMMINS INC
INGERSOLL-RAND PLC
KOMATSU LTD
MAN
SKF AB
VOLVO AB
XYLEM INC
85
85
51
55
77
48
51
87
87
83
88
88
Fiat Industrial confirmed in DJSI World and Europe indexes, ranking as
Sector Leader in the Industrial Engineering sector, for the second consecutive year
DJSI World and Europe equity indexes only admit companies that are best-
in-class in managing their businesses according to sustainability criteria
Fiat Industrial Sector Leader
DJSI: Results of the 2012 assessment

20 Novembre, 2010 2012 Outlook

Fiat Industrial
Outlook
*
Revenues above €25bn
Trading profit in excess of €2bn
Net income of approximately €0.9bn
Net industrial debt between €1.2bn and €1.5bn
Cash and cash equivalents in excess of €4.0bn
Capital expenditures between €1.2bn and €1.4bn
* As per Q3 & Sep YTD Analysts’ conference call
On the back of the Group’s performance to date and our expectations of solid trading conditions across all sectors, especially CNH, Fiat Industrial is firming up its 2012 guidance as follows:
Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference

20 Novembre, 2010 Q3 & Sep YTD Results

204
297
2.0
2.2
4.9
5.7
Positive swing of €93mn, or
+45.6%
Up €0.2bn, with positive cash flow
from operations offset by seasonal
working capital absorption and
sustained capital expenditure levels
Up 7.9%, as continued robust
growth for AG Equipment more
than compensated for weaker
trading conditions in other
businesses
Up €91mn over the prior year
Down €0.8bn, mainly attributable to
cash utilization related to portfolio
growth for financial services and
capital expenditure (inclusive of
€1.6bn in undrawn committed
facilities)
7.9%
18.8%
5.9
6.3
0.8 p.p.
484
575
8.3%
9.1%
Up 0.8p.p. with CNH achieving
strong margin gains and both Iveco
and FPT Industrial maintaining
margins substantially in line with
prior year levels despite volume
declines
Q3 ’11 Q3 ’12 Q3 ’11 Q3 ’12
Q3 ’11 Q3 ’12 Jun-end ’12 Sep-end ’12
Q3 ’11 Q3 ’12 Jun-end ’12 Sep-end ’12
Q3 ’12 highlights
Trading profit up 18.8% with continuing margin improvement y-o-y
Net result
(€/mn)
Net industrial debt
(€/bn)
Available Liquidity
(€/bn)
Revenues
(€/bn)
Trading margin
Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference
Trading profit
(€/mn)

3

FIAT INDUSTRIAL

Revenues

Q3

September
YTD

Trading profit

Continued robust performance for AG Equipment business driving top-line growth
CNH IVECO FPT
Industrial
Eliminations
& Others
448
575
110
26
(9)
-13.3%
1,300
1,641
301
78
(38)
36.8%
Q3 ’12
CNH IVECO FPT
Industrial
Eliminations
& Others
Sep YTD ’12
CNH IVECO FPT
Industrial
Eliminations
& Others
4,088
6,313
2,054
646
(475)
12,004
18,771
6,226
2,106
(1,565)
Q3  ‘12
CNH IVECO FPT
Industrial
Eliminations
& Others
Sep YTD  ‘12
(€mn)
2012
2012`
Q3 & Sep YTD ’12
Revenues and trading profit by business
Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference
33.3%
-10.6%
18.8%
39.8%
-8.5%
27.1%
17.4%
-7.3%
7.9%
-12.9%
18.5%
-8.1%
7.5%
-8.8%

(€mn)
“Unusual items, net”:
Net unusual expenses of €9mn vs. €28mn in Q3 ’11; in both cases related primarily to restructuring charges for Iveco
“Financial charges, net”:
Improvement of €24mn was primarily attributable to a reduction in funding costs and lower foreign exchange losses
“Taxes”:
Effective tax rate of 38% was in line with current expectations for the full year
From trading profit to net result
Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference
Q3 2011 Q3 2012
Sep YTD
2011
Sep YTD
2012
Trading profit 484 575 91 1,291 1,641
350
Unusual items, net (28) (9) 19 (55) (140) (85)
Operating income 456 566 110 1,236 1,501 265
Financial charges, net (134) (110) 24 (374) (328) 46
Investment income, net 18 23 5 74 66 (8)
Pre-tax result 340 479 139 936 1,239 303
Taxes (136) (182) (46) (379) (479) (100)
Net result 204 297 93 557 760 203

(*) Net Industrial debt average calculated on a monthly basis
(**) Includes €13mn breakage cost
“FY ’12 guidance for Financial Charges of ~€400mn, with a +/- 10% range potentially deriving from variations in the actual cash flow and FX exposure of the Group”
February 2012 - FI Analysts Call
Financial charges breakdown
Q3 ’12 vs. Q3 ’11
Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference
Average
Outstanding
(€/bn)
Rate
(%)
P/L
(€/mn)
Average
Outstanding
(€/bn)
Rate
(%)
P/L
(€/mn)
Capital Market (fixed)
(4.2) 6.8% (71) (4.5) 6.9% (79)
Short-term Debt (floating)
(2.5) 8.3% (51)** (3.4) 4.1% (35)
Gross Industrial Debt (6.7) 7.3% (122) (8.0) 5.7% (114)
Industrial Cash & Net Intersegment Financial Receivables
4.3 2.2% 23 4.9 2.5% 30
Net Industrial Debt * (2.4) (99) (3.1) (84)
IAS 19 (interest cost on pension & OPEB) (17) (17)
FX (18) (9)
Net Financial Charges (134) (110)

(€mn)
Cash flow
Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference
17
Q3 '12 Sep YTD '12
Net Industrial (Debt)/Cash beginning of period (1,963) (1,239)
Net Income 297 760
D&A (excl. Vehicle Buybacks) 176 528
Change in Funds & Others (50) (11)
Cash Flow from Op. Activities bef. Chg. in W.C. 423   1,277
Change in Working Capital (386) (1,332)
Cash Flow from Operating Activities 37   (55)
Tangible & Intangible Capex (excl. Vehicle Buybacks) (291) (798)
Cash Flow from Operating Activities net of Capex (254)  (853)
Change in Investments, Scope & Other 4 59
Net Industrial Cash Flow (250)   (794)
Capital Increase / Share Repurchases / Dividends (1) (233)
FX Translation Effect 11 63
Change in Net Industrial Debt (240) (964)
Net Industrial (Debt)/Cash end of period (2,203) (2,203)
• Absorption from change
in working capital broadly
anticipated as a function
of seasonal lower
production levels
• Capex at 1.7x D&A in the
quarter vs. 1.3x last year
Q3 ’12

20 Novembre, 2010 CNH

3

FIAT INDUSTRIAL

REVENUES (€MN)

Q3
Q2
Q1

TRADING PROFIT VARIANCE (€MN)

CNH Agricultural & Construction Equipment
Margin up 1.3p.p. to 11%
(39)
336
54
(24)
9.7%
11.0%
448
10
Q3 ‘11 Volume
/Mix
Pricing,
Net
Prod.
Cost
SG&A Other Q3 ’12 R&D
(24)
135
3,769
3,019
2011 2012
3,632
4,147
3,481
4,088
CNH revenues at €4.1bn up 17% (+4% in US$), net sales of
equipment distribution by region: NA 46%, EAME & CIS 27%, LA
15%, APAC 12%
AG at €3.2bn up 27% (+12% in US$) on high commodity prices
and despite the severe drought in NA
Global tractor and combine unit deliveries up 9%
CE at €667mn down 10% (-21% in US$) on considerably slower
industry recovery in every region
Units deliveries down 20% (Light down 21%; Heavy down 18%)
Trading profit of €448mn up €112mn
Increased volume for AG equipment
Better mix, positive pricing and purchasing efficiencies for both
AG and CE
R&D spending continues to be at elevated levels as CNH is
investing in new products and engine emissions compliance
programs
Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference

CNH Agricultural Equipment
Sales volume & industry outlook
From Jan 1
st
2011 onward region split has been changed as follows:
NA: USA, Canada and Mexico; EAME & CIS: 27 EU Countries, CIS, Balkans, African continent, Middle East;
LA: Central and South America, and Caribbean Islands; APAC: Continental Asia and Oceania
• Tractors demand flat to down 5%
• Combines demand flat to down 5%
WW (6%) (0-5%)
NA
7% 0-5%
<40hp 8% ~+5%
40+hp
7% 0-5%
EAME & CIS
(8%) (0-5%)
LA
9% Flat
APAC
(10%) ~(5%)
WW
4% (0-5%)
NA
11% ~(10%)
EAME & CIS
3% 5-10%
LA
(1%) (0-5%)
APAC
(21%) (5-10%)
WW AG (6%) (0-5%)
20
change vs.
Prior year
Q3 ’12 FY ’12E
Industry CNH
*
Industry
* Performance relative to mkt
•
Q3 ’12
•
FY ’12 expectations
• Tractors demand down 6% on difficult market in the
EAME & CIS and APAC regions
• Combines demand up 4% on a positive NA market
Global AG industry down 6%
CNH share performance was positive for both tractors
and combines
• Tractor share was up in the high horsepower tractor
segment in North America
Global AG demand flat to down 5% vs. 2011
Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference

CNH Construction Equipment
Sales volume & industry outlook
From Jan 1
st
2011 onward region split has been changed as follows:
NA: USA, Canada and Mexico; EAME & CIS: 27 EU Countries, CIS, Balkans, African continent, Middle East;
LA: Central and South America, and Caribbean Islands; APAC: Continental Asia and Oceania
Light equipment demand up 5 to 10%
Heavy equipment demand down 10 to 15%
* Performance relative to mkt
WW
2% 5-10%
NA
15% ~+25%
EAME & CIS
(3%) 0-5%
LA
(11%) 0-5%
APAC
Flat Flat
WW (13%) (10-15%)
NA
27% 20-25%
EAME & CIS
8% 5-10%
LA
(14%) (5-10%)
APAC
(28%) (25-30%)
WW CE
(5%) (0-5%)
change vs.
Prior year
Q3 ’12 FY ’12E
Industry
CNH
*
Industry
• NA: +19%
• EAME & CIS: +1%
• LA: -12%
• APAC: -18%
Overall CE industry down 5%
•
Q3 ’12
Construction equipment share in line with the market
• Gains in LA as a result of new product launches and good
equipment availability
•
FY ’12 expectations

Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference

3

Agricultural Equipment (Major Equipment)

Construction Equipment (Light & Heavy)

Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference
CNH Agricultural & Construction Equipment
Inventory Management (Units of Equipment)
* Excluding Joint Ventures
Source: CNH Internal Data
Third quarter overproduction vs. retail 6% ahead of scheduled production downtime in the fourth quarter
Expected underproduction vs. retail in the fourth quarter
Third quarter underproduction vs. retail 3%
Expected underproduction vs. retail in the fourth quarter
Company Inventory Dealer Inventory
CNH Retail Sales* CNH Production*
Company Inventory Dealer Inventory
CNH Retail Sales* CNH Production*
Q1'09 Q2'09 Q3'09 Q4'09 Q1'10 Q2'10 Q3'10 10 11 -11 Q3- 11 -11 Q1- Q2- Q3- Q4- Q1- Q2 Q4 12 12 12
Q1'09 Q2'09 Q3'09 Q4'09 Q1'10 Q2'10 Q3'10 10 11 -11 Q3- 11 -11 Q1- Q2- Q3- Q4' Q1' Q2 Q4 12 12 12

3

FIAT INDUSTRIAL

CASE IH AGRICULTURE:

NEW HOLLAND AGRICULTURE:

CASE CONSTRUCTION:

NEW HOLLAND CONSTRUCTION:

Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference
CNH Agricultural & Construction Equipment
Main product launches
FR forage harvester models
in Europe
New series of professional
fixed chamber Roll Balers,
leveraging on the long term
strategic partnership signed
with Orkel
Tier 4 interim H Series
Forklifts and N Series
Tractor Loaders in North
America
CX55B Mini Excavator in
Latin America
SR130 and SR150  Skid
Steer Loaders in India
E55B Mini Excavator in Latin
America
LM1445F & LM1745
Telehandler in Latin America
4WD Steiger Rowtrac,
narrow tracks in North
America
Combine line-up now
available with optional
folding auger with length up
to 34-feet

20 Novembre, 2010 Iveco

3

Revenues (€mn)

Q3
Q2
Q1

Trading Profit Variance (€mn)

Iveco
Margins substantially in line with Q3 ’11 despite volume declines
38
(51)
123
(21)
21
5.6%
5.4%
110
1
Q3 ‘11 Volume
/Mix
Price Prod.
Cost
SG&A Other Q3‘12 R&D
(1)
Purch.
0
• Revenues down 7% to €2.1bn, due to activity drop both in
Europe (-7%) and in LatAm (-18%), partially compensated
by a more favorable product mix
• Overall volumes -18% to 29k units
By geography
WE  -23% to 15k units: Italy (-25%), Germany (-25%), France
(-15%), Spain (-30%) & UK (-33%)
EE  -9%
LA  -27%
RoW +19%
By segment
Light -18%; Medium -34%; Heavy -16%
• Trading profit at €110mn with margin at 5.4%
(-0.2 p.p.) due to volume effects and prices adjustments,
almost entirely offset by industrial efficiencies and
overheads cuts
2,123
1,899
2011 2012
2,273
2,435
2,054
2,215

Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference

3

LIGHT

MEDIUM

HEAVY

≥

-6%
24
22
29
32
30
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
Q1 Q2 Q3
2008
2009
2010
2011
2012

Iveco
Industry outlook
Europe down 15% (WE down 20% and EE up 8%)
LA down 19%
RoW up 79%
*
From Jan 1
st
2011 onwards information concerning EE industry figures are no longer available; with reference to WE market share are estimated
1.
Including all segments
change
vs. prior year
Industry (
3.5T)*
Q3 ’12 FY ’12E
WE
-7.9% -5 / -10%
LA -28.6% -10/ -15%
• Q3 ’12
WE overall industry down 7.9% vs. Q3 ’11
Light: -4.5%; Medium: -9.7%; Heavy: -13.3%
LA markets down 28.6% vs. Q3’11 (Brazil: down 32%; Venezuela down 11%; Argentina:  down 20%)
Light: -29.4% ; Medium: -27.6%; Heavy: -29.7%
• FY ’12 expectations
WE market stabilized at previous quarters levels, with a possible turnaround in second half of next year, as a result of  a pre-buy before Euro VI
LA markets decrease expected, mainly driven by Brazil (due to Euro
III pre-buy effect, compounded by Euro V  fuel distribution
concerns). Government stimulus program favorable financing
conditions  might accelerate demand in last quarter of the year
Iveco Order intake
1
[k/units]
Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference
Iveco  Q3 ’12 order intake decreased 6% vs. last year, back to
2010 activity levels (stabilized vs. Q2 ’12)

Iveco
European company and dealer inventories
K-units
Commercial Vehicles
vs.Q3 ’11
Dealer inventory Company inventory
-13%
or -2.3k
units
-11%
or -0.9k
units
Progressive resizing of Dealers New Vehicles inventories : down 16% vs. Q4 ’11, despite seasonality  effects, still well below
Q2 ’08 / Q3 ’09 crisis levels (respectively -54% and -23%)
Dealers Network inventories end Q3 ’12  still below 3 months of average sales
Q1'08 Q2'08 Q3'08 Q4'08 Q1'09 Q2'09 Q3'09 Q4'09 Q1'10 Q2'10 Q3'10 Q4'10 Q1'11 Q2'11 Q3'11 Q4'11 Q1'12 Q2'12 Q3'12
Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference

Iveco
Market shares by region
1 2.8-6T at 6.2% (-0.9 p.p. vs. last year)
2 Brazil: Light at  25,8% (+5,7 p.p.); Medium at  4,1% (-0,9 p.p.); Heavy at 8% (-4,4p.p.)
LA market share 3.5T at 11.3%, +0.1p.p. vs. last year
Light segment  excellent performance going on
leveraging on Daily model strong brand image
Medium segment recovery starting, supported
by new Tector and Euro V Vertis models launches
Heavy segment  still under pressure from aggressive
competition  in Brazil
Light
(3.5-7.9T)
Medium
(8.0-31T)
Heavy
(>31T)
LA market
share
Q3 ’12
17.7% 7.1% 12.1%
Change vs. Q3 ’11
+2.4p.p. -0.1p.p. -2.2p.p.
10.1
9.3
18.9 21.7
9.6
11.4
Q3 ‘12 Q3 ‘11
+2.8pp -0.8pp
2
+1.8pp
Q3 ‘12 Q3 ‘11 Q3 ‘12 Q3 ‘11
WE market
share
Q3 ’12
11.7%
1
23.9% 7.8%
Change vs. Q3 ’11
Change at mix 2011
-2.1p.p.
-1.3p.p.
-1.9p.p.
-1.5p.p.
+0.1p.p.
+0.7p.p.
Light
(3.5-6T)
Medium Heavy
WE market share 3.5T at 11.6%  (7.6% 2.8T), down 1.3p.p.
vs. Q3 ’11 (down 0.6p.p. at market mix 2011)
Light segment positions affected by both
aggressive price competition and unfavorable
market mix
Medium segment 2
nd
position confirmed. Italy
market share at 68.2%  up 4.6p.p.
Heavy segment market share increasing in all
countries. Gained 1.0 point in the tractors segment
Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference

3

NEW TRAKKER

IVECO

NEW STRALIS HI-WAY

HI-WAY
IVECO

WINNING ON THE HI-WAY

HD9

MAGELYS PRO

DAILY TOURYS

DAILY ELECTRIC

EUROCARGO

Iveco
64
th
edition of the International Commercial Vehicle Show (IAA)
8 – 13 LITRES
Up to 500 HP
18 ÷ 56 TON
8 – 13 LITRES
Up to 560 HP
Up to 104 TON
4 – 6 LITRES
Up to 300 HP
Up to 18 TON
Electric Asynchromotor
120 km Urban Cycle
> 210 Km NEDC Cycle
82 HP
Max Speed = 70 Km/h
3 LITRES
170 HP
19 + 1 PLACES
EEV  10 LITRES
Up to 450 HP
49 + 1 + 1 PLACES
EURO VI
9-11-13 LITRES
Up to 560 HP
18 ÷ 44 TON
STYLING
& DESIGN
AWARD
Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference

3

FIAT INDUSTRIAL

Industry volumes

Iveco JVs sales volumes

Iveco
China
• China Industry Commercial Vehicles  market down 8%
vs. last year
• JVs sales up 13.6% vs. last  year at
33k units, reaching 5.4%  market
share vs. 4.4% in Q3 ’11
Non-consolidated
sales [k/units]
Q3 ’10
730
Q3 ’11
670
625
Q3 ’09
613
Q3 ’12
Industry volumes (>1,8t)
[k/units]
Q3 ’12 Q3 ’10
33
Q3 ’11
29
Q3 ’09
33
27
Light Bus (Daily) at 10.0%, down
2.2p.p. vs. Q3 ’11
Light Trucks (Yuejin) at 5.2%, up
1.5p.p. vs. Q3 ’11
Heavy  Truck (SIH) at 2.7%, up
0.4p.p. vs. Q3 ’11
Light Bus 3.5-7m (Daily segment) up 9.7%
Light Truck 1.8-6t (Yuejin segment) down 3.7%
Heavy  >14t (SIH segment) down 28.8%
Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference

3

FIAT INDUSTRIAL

PRODUCTION FACILITIES SET UP IN SOUTH AFRICA

.

.

.

.

.

.

Iveco
Focus on Africa sales development
• Joint-Venture with local partner
• Plant to be located in Pretoria area
JV : 60% Iveco / 40% Larimar, diversified South African group operating in passenger & freight transport, bus engineering and manufacturing, and financial services
€36mn investments in 2013 for the production facilities
Production to deserve by priority SACU area customers, and
also close countries such as Angola and Congo, targeting 6k-
units in 2015, and 8k-units run rate after 5 years
180,000 sqm area (23% covered)
210 employees end 2013
8k-units production capacity (2 shifts), dedicated to buses
manufacturing and trucks assembly based on
components (CKD) supplied from Europe and China
Start of Production planned in H2 ’13

Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference

20 Novembre, 2010 FPT Industrial

3

REVENUES (€MN)

Q3
Q2
Q1

TRADING PROFIT (€MN)

Q3
Q2
Q1

UNITS SOLD TREND BY BUSINESS LINE

FPT Industrial
Defending margins on lower volumes
2011 2012
14
2011 2012
38
3
24
678
782
646
742
838
729
30
26
• Revenues down 13% to  €646mn due to business decrease for both captive customers and third parties compared to Q3 ’11
• Third parties, including Fiat JVs, at 32% of total revenues, up 3p.p.
compared to the same period of 2011
• Trading profit at €26mn down €4mn vs. last year
Engines
129
107
Gearboxes
18
13
Axles
40
31
K/Units Q3 ’12 Q3 ’11
-17% -30% -24%
• Margin at 4% in line with last year
33
Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference
• 32% of Total engines sold to Iveco and 28% to CNH, while
remaining 40% to external customers (including Sevel,
Fiat JV in LCVs)

3

FIAT INDUSTRIAL

FPT POWERTRAIN TECHNOLOGIES

- EUROPE:

- NORTH AMERICA:

- LATIN AMERICA:

FPT Industrial
Product and business development
Presented the new Cursor 8 CNG Euro VI for bus and truck
applications at the IAA Hannover exhibition
Signing of a LOI with VDL Bus & coach for supplying Cursor 9 Euro
VI engines
Commercial launch of the new NEF67 570hp Tier3 for Marine
applications at the Genova Boat Show
34
Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference
Supply Contract for Cursor 10 application on Ford Heavy-
Duty Trucks in Europe and Latin America
Production start-up of the Cursor 9 Euro V in the new Cordoba
Plant (Argentina) for Iveco Latin America
Launch of NEF4 Euro V engines in the Sete Lagoas Plant (Brazil)
for Iveco truck applications

3

FIAT INDUSTRIAL

FPT POWERTRAIN TECHNOLOGIES

- TRUCK OF THE YEAR 2013 AWARD
  -
  -
- FIRST MILLION
  -
- CHINA MARKET
  -
  -
- NEW RECORD
  -

STRALIS 2013 TRUCK OF THE YEAR

FPT Industrial
Main events
The International Jury declared: «the Hi-eSCR technology developed by FPT
Industrial paves a brand new route in the reduction of harmful diesel-engine emissions».
Three out of the four Award finalists are powered by FPT Industrial engines
On July 23
rd
the Turin plant produced its 1 millionth NEF engine
The Cursor 13 produced by SFH JV in China was awarded the “2012 Annual
Environmental Protection Engine”
The first batch of Cursor 8 Euro V EEV for city bus application delivered to Beijing
Public Transportation Company (BPTC)
Two Cursor 9 650hp powered the FB Design boat  smashing the record of New York-
to-Bermuda raid from 21 to 17 hours

Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference

Net debt breakdown
(€bn)
* Net of intersegment receivables
Note: Numbers may not add due to rounding
Jun. 30, ’12
Sep. 30, ’12
Cons. Ind. Fin.
Cons. Ind. Fin.
20.5 4.5 16.0
Gross Debt*
20.2 4.3 15.9
0.1 0.0 0.0
Derivatives M-to-M, Net
0.0 0.0 0.0
(4.1) (2.6) (1.5)
Cash & Mktable Securities
(3.3) (2.0) (1.3)
16.5 2.0 14.5
Net Debt
16.9 2.2 14.6

Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference

Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference
Gross debt
(€bn)
*
Sales of Receivables Off  Balance (IFRS de-recognition compliant): €0.7bn
Outstanding
Jun. 30, ’12
Outstanding
Sep. 30, ’12
10.6
Cash Maturities
10.3
5.4
Bank Debt
5.2
5.0 Capital Market 5.0
0.1 Other Debt 0.2
9.9
Securitization and Sale of Receivables (on book)*
9.8
7.8 ABS / Securitization 7.9
0.7 Warehouse Facilities 0.5
1.5 Sale of Receivables 1.4
0.0 Adjust. for Hedge Accounting on Fin. Payables 0.0
20.5 Gross Debt 20.2
4.1 Cash & Mktable Securities 3.3
(0.1) Derivatives Fair Value 0.0
16.5 Net Debt 16.9
1.6 Undrawn committed credit lines 1.6

Debt maturity schedule
(€bn)
Note: Numbers may not add due to rounding
*
With a residual tenor greater than 12 months
Outstanding
Sep. 30, ’12
3M 2012 2013 2014 2015 2016 Beyond
5.2 Bank Debt 0.9 1.5 1.8 0.3 0.3 0.4
5.0 Capital Market 0.2 0.8 0.0 1.0 0.6 2.4
0.2 Other Debt 0.1 0.0 0.0 0.0 0.0 0.1
10.3 Total Cash Maturities 1.1 2.3 1.8 1.3 0.9 2.9
3.3 Cash & Mktable Securities
0.7
of which ABS related & Restricted
Cash
1.6 Undrawn committed credit lines*
4.9 Total Available Liquidity
Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference

Safe harbor statement
Certain information included in this document is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company's businesses include its capital goods business, including trucks, commercial vehicles, agricultural equipment, heavy and light construction equipment,  powertrains for the capital goods and marine business, related service parts and financial services  and its outlook is predominantly based on its interpretation of what it considers to be the key economic factors affecting these businesses. Forward-looking statements with regard to the Group's businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-
related products; factors affecting the agricultural business including commodities prices, weather, floods, earthquakes or other natural disasters,  and governmental farm programs; general economic conditions in each of the Group's markets; changes in governmental policies regarding banking, monetary and fiscal policies,  legislation, particularly that relating capital goods-related issues, agriculture, the environment, trade and commerce and infrastructure development;
actions of competitors in the various industries in which the Group competes; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; political and civil unrest; and
other risks and uncertainties. Any forward-looking statements contained in this document are referred to the current
date and, therefore, any of the assumptions underlying this
document or any of the circumstances or data mentioned in this document may change. Fiat Industrial S.p.A. expressly disclaims and does not assume any liability in connection with any
inaccuracies in any of these forward-looking statements or in connection with any use by any third party of such forward-looking statements. This document does not represent investment advice or a recommendation for the purchase or sale of financial products and/or of any kind of financial services. Finally, this document does not represent an investment solicitation in Italy,
pursuant to Section 1, letter (t) of Legislative Decree no. 58 of
February 24, 1998, or in any other country or state.

Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference

Fiat Industrial – European/UK Capital Goods and Aerospace and Defence Conference
This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.
An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission.
Shareholders of CNH Global NV (“CNH”) and Fiat Industrial S.p.A. (“FI”) who are US persons or are located in the United
States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange
Commission because it will contain important information relating to the proposed transaction.  You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the
SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  DutchCo’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.  In addition, FI will make the effective registration statement available for free to shareholders of CNH and FI in the United States.

FIAT INDUSTRIAL INVESTOR RELATIONS

- **MANFRED MARKEVITCH** – HEAD OF INVESTOR RELATIONS
- **FEDERICO DONATI** – INVESTOR RELATIONS OFFICER

EMAIL: investor.relations@fiatindustrial.com

WEBSITE: www.fiatindustrial.com

Contacts